Exhibit 99.1

NovaBridge Presents Positive Ragistomig Phase 1 Dose Expansion Data at ESMO-IO

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Ragistomig is a 4-1BB X PD-L1 bispecific antibody, designed to treat patients with advanced or metastatic solid tumors, including those who have relapsed or are refractory to checkpoint inhibitors, a multi-billion dollar pillar of cancer care, hampered by widespread resistance
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The study achieved its objective, as the new Q6W extended dosing interval produced encouraging anti-tumor efficacy and immunological data in prior immune-oncology refractory or relapsed patients including anti-PD- (L)1 checkpoint inhibitor, with improved safety, compared to the prior Q2W schedule
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The poster includes positive immunological data on CD8+ cell proliferation and memory T-cell activation

ROCKVILLE, MD, December 10, 2025 – NovaBridge Biosciences (Nasdaq: NBP) (NovaBridge or the Company) a global biotechnology platform company committed to accelerating access to innovative medicines, today announced the presentation of new data from the expanded 3mg/kg every 6 week (Q6W) Phase 1 dosing study for ragistomig, a bispecific 4-1BB X PD-L1 antibody, in a poster at the European Society for Medical Oncology – Immuno-Oncology Congress 2025 (ESMO-IO 2025) by co-developer ABL Bio. The poster (Poster 257P), presented by Gerald Falchook, MD, Director of the Sarah Cannon Research Institute (SCRI) at HealthONE Denver, showed the new Q6W schedule demonstrated consistent monotherapy antitumor activity with improved immunological endpoints and tolerability.

“We are very pleased by the impressive ragistomig Phase 1 dose expansion data presented today at ESMO-IO, indicating that the prior Q2W schedule demonstrated meaningful clinical activity, and that the new Q6W dosing interval provides comparable efficacy with a more favorable safety profile. The study achieved its objective by extending the therapeutic window and supports the advancement of ragistomig into combination studies. We are particularly encouraged by the improved safety profile, with only 5% of patients experiencing ≥ Grade 3 liver function elevation, while maintaining comparable immune-mediated activity. These observations, combined with comparable confirmed responses and durable immune engagement, underpins our optimism that ragistomig has the potential to make an important contribution to more effective treatment outcomes for patients with relapsed/refractory solid tumor cancers,” said Phillip Dennis, MD, PhD, Chief Medical Officer of NovaBridge.

“Ragistomig was designed to overcome resistance in patients who relapsed after treatment with checkpoint inhibitors, a multi-billion dollar pillar of cancer treatment. The ragistomig data presented at ESMO-IO build on the promising results presented at ASCO 2024. This program aligns well with our strategy to partner with innovators around the world to advance transformative and potentially breakthrough therapies. We are enthusiastic to collaborate with our partner, ABL Bio, to initiate combination studies,” said Sean Fu, PhD, Chief Executive Officer of NovaBridge.

ESMO-IO Meeting information:

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Title: Phase 1 Clinical Trial of Ragistomig (ABL503/TJ-L14B: PD-L1 × 4-1BB bispecific antibody) Q6W Dosing Balances Favorable Safety and Sustained Efficacy Through Extended Immunologic Memory and Reinvigoration of CD8+ T Cells
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Abstract #688/Poster 257P
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Date and Time: Wednesday, December 10th at 5:15 PM GMT

A copy of the poster will be available here after the session. To review an overview of the Phase 1 dose escalation data, click here.

Ragistomig Phase 1 Monotherapy Q6W Data (per October 22, 2025 data cut-off):

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Ragistomig demonstrated comparable anti-tumor efficacy for the Q6W dose schedule compared to the Q2W regimen (58.8% disease control rate (DCR) at Q6W compared to 64.3% at Q2W)
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Ragistomig exhibited a favorable and improved safety profile, with 1/20 Grade ≥3 liver function test elevations (LFT), no treatment discontinuations due to treatment emergent adverse events (TEAEs) and no reported cytokine release syndrome (CRS)
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Overall immune cell activity was consistent between the Q6W and Q2W dosing. Immune cell pharmacodynamics with the Q6W dosing demonstrated expansion of effector memory and CD8+ T cells, with attenuated Treg expansion, indicating durable immune engagement
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The data suggest evaluation of the ongoing 5 mg/kg Q6W dosing cohort and evaluation of ragistomig in future combination studies

Patient Characteristics:

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20 heavily pre-treated subjects received 3 mg/kg Q6W ragistomig. In this group, 100% were previously treated with immuno-oncology therapies and 70% had previously received ≥3 lines of systemic treatment and exhausted all available standard treatment options
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Dosing is underway in 10 patients who are receiving 5 mg/kg Q6W ragistomig

Efficacy Results, based on 17 evaluable patients receiving 3 mg/kg Q6W v. 14 evaluable patients with 3 mg/kg Q2W

ABL503 monotherapy efficacy profiile	3 mgkg Q6W (N=17)	3 mg/kg Q2W (N=14)
Objective Response Rate, n (%)	2 (11.8%)	4 (28.6%)
Disease Control Rate, n (%)	10 (58.8%)	9 (64.3%)
Complete response	0 (0%)	1 (7.1%)
Partial response	2 (11.8%)	3 (21.4%)
Stable disease	8 (47.1%)	5 (35.7%)
Progressive disease	7 (41.2%)	5 (35.7%)

Safety Data, based on 20 evaluable patients receiving 3 mg/kg Q6W v. 15 evaluable patients with 3 mg/kg Q2W

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An improved safety profile was observed with the 3 mg/kg Q6W regimen
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The 3 mg/kg Q6W regimen was identified as an optimal potential regimen for combination strategies
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1/20 subjects (5%) experienced ≥Grade 3 LFT elevation at Q6W dosing v. 40% at Q2W dosing
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TEAEs ≥Grade 3 were 50% at the Q6W (10/20) v. 66.7% (10/15) at 3 mg/kg Q2W. In the Q6W dose, these TEAEs, including LFT elevations, decreased platelet count, anemia and decreased neutrophil count, were recovered within 3-14 days (with or without treatment interventions), with no discontinuations
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No cases of CRS were reported with either dosing schedule

Immunology Data:

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Effector and memory CD8+ T cell subsets were increased, with comparable fold-changes between dosing groups, suggesting that immune mediated pharmacodynamic activity may contribute to efficacy
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CTLA+ Treg frequencies remained near baseline in the Q6W group, suggesting a more favorable effector-to-regulatory balance

About Ragistomig

Ragistomig (also known as ABL503) is a differentiated novel bispecific that integrates a single-chain, Fc-silent PD-L1 segment as a tumor engager and 4-1BB segment as a conditional T cell activator. It was developed using ABL Bio’s “Grabody-T” bispecific antibody platform technology to overcome resistance to PD-(L)1 inhibition and stimulate 4-1BB activation only in the presence of PD-L1 expressing tumor cells, to minimize the risk of off-tumor toxicity. Preclinical studies demonstrated that the bispecific antibody showed better anti-tumor activity than its single-agent components. A Phase 1 dose expansion study (NCT04762641) is currently being conducted in the U.S. and South Korea. The study was designed with a primary endpoint of defining the dose-limiting toxicity and adverse event profile of ragistomig, as well as to observe the objective response rate, pharmacokinetic and immunogenicity profiles and other secondary endpoints.

Ragistomig (also known as ABL503) is being jointly developed with ABL Bio

ASCO 2024: the 2024 American Society for Clinical Oncology Annual Meeting; Q6W: every six weeks

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. We combine deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB), and VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a large, randomized, dose-ranging Phase 2 study for wet AMD. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit https://www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates including ragistomg; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig, ragistomig, uliledlimab, and VIS-101; anticipated clinical milestones and results, and related timing, and the impact of new leadership appointments. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com